

BANK of the OZARKS, Inc.

2002 Annual Report


Area Shown
Harrison
62
Yellville
Bellefonte
Western Grove
Jasper
Marshall
7
65
Mulberry
Alma
Ozark
Clarksville
Clinton
Van Buren
Altus
Ft. Smith
Paris
Russellville
40
Conway
Cabot
107
Maumelle
North Little Rock
67
167
10
Current Offices
Planned Offices
9
Lonoke
Hot Springs Village
Little Rock
5
Bryant
30

Table of Contents

This report contains forward-looking statements and reflects management's current views of future economic circumstances, industry conditions, Company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experience to materially differ from anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which may affect operating results may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-Looking Information" contained elsewhere in this report.


Net Income (Millions)
Earnings Per Share (Diluted)
$4.5
$0.69
$5.6
$0.74
$6.6
$0.87
$6.0
$0.80
$9.0
$1.17
$14.4
$1.84
1997
1998
1999
2000
2001
2002
Over the past five years we have achieved compounded annual growth rates of 26.0% in net income and 21.7% in diluted earnings per share.

A Message to Shareholders

2002 was an excellent year for Bank of the Ozarks. Returns on average assets and average stockholders' equity were 1.56% and 22.46%, respectively. During the year loans grew $102 million, or 16.5%, and deposits grew $112 million, or 16.6%. Our total assets were $1.04 billion at year-end, exceeding the billion dollar mark for the first time. Revenue growth was strong as net interest income and non-interest income both set new records each quarter. Our efficiency ratio was 46.5% for the year even though we incurred the costs of opening five new offices. Asset quality measures were excellent throughout 2002 despite the slow economy.

Net income and earnings per share increased to new records in each quarter of 2002. We have now posted record net income and earnings per share in eight consecutive quarters. From a longer-term perspective, we have achieved record net income in 22 of the past 24 quarters. This performance reflects our commitment to build a franchise which will deliver long-term shareholder value.

2002 was a good year for our shareholders as our share price responded favorably to our positive performance. As our Company's largest shareholder, I was certainly pleased with these results, and I am even more pleased with our long-term performance. If you purchased our stock on July 18, 1997, the day after our initial public offering, held it through 2002 (approximately 5.5 years) and reinvested your dividends, your total return was 195%, or a 22% compounded annual return.

These are great results—worthy of a little celebration. But at Bank of the Ozarks our focus is on the future, not the past. I have served as CEO of this Company and its predecessors for almost twenty-four years and our focus has always been on long-term performance. I believe 2002 was a very successful year from a long-term perspective. During the year we continued to grow and expand our network of offices, enhance our management team, upgrade technology, improve products and services and take other steps all of which we believe set the stage for continued success and will help us achieve our goals in future years.

In the next few pages, I would like to share with you what I consider some of the many highlights of 2002 and discuss a few of our expectations for the future.

Record Earnings

Our 2002 net income totaled $14.4 million, a 60.8% increase over 2001's record net income. Diluted earnings per share were $1.84, a 57.3% increase over 2001's record earnings per share. We maintained strong earnings momentum throughout 2002, as earnings per share jumped from $0.34 in the fourth quarter of 2001, to $0.40, $0.44, $0.47 and $0.53, respectively, in each succeeding quarter of 2002. Over the past five years we have achieved compounded annual growth rates of 26.0% in net income and 21.7% in diluted earnings per share. As shown in the graph on the previous page, our growth and *de novo* branching strategy has produced excellent earnings growth.

Growth and Expansion

In November 1994 we launched our growth and expansion strategy by opening the first of our *de novo* branches in Clarksville, Arkansas. We have now opened 28 new banking offices and one loan production office expanding from five original offices to today's 33 banking offices. These offices are the key to our strong growth in net income. They contribute to the flow of new loans and deposits from which we derive the majority of our net interest income and the flow of customers and transactions that produce our non-interest income. As the graph below shows, we have expanded our number of new banking offices every year since 1994, including the addition of five offices in 2002.

One analyst recently described this ongoing procession of new offices as a "conveyor belt of profitability." I think this aptly describes the potential of these offices. Of the 28 banking offices opened in the last eight and one-quarter years, only a few are at full capacity. Others are at various stages all along the conveyor belt—ranging from "near capacity" to "just getting started." We have more new offices than ever before to provide future growth in loans, deposits and fee income.

With the obvious success we have had with this growth and *de novo* branching strategy, there is a temptation to become too aggressive in adding new offices. The more offices we can open today, the more capacity we are creating to produce good earnings growth in future years. However we must also balance our long-term vision and goals with our short-term goals and objectives. We are constantly reassessing this

With 28 banking offices opened in the past 8 1/4 years, we have substantial capacity for growth.

New Banking Offices



Clarksville Main St
Marshall
Clarksville Rogers Avenue
Van Buren
Harrison North
Mulberry
Paris
Alma
Bellefonte
Little Rock Chester
Little Rock Rodney Parham
Little Rock Chenal
Fort Smith Rogers Avenue
Little Rock Cantrell
North Little Rock Indian Hills
Harrison Downtown
Clinton
North Little Rock North Hills
Yellville
Bryant Wal-Mart
Fort Smith Zero St.
Little Rock Otter Creek
Lonoke
Maumelle
Conway Downtown
Conway North
Hot Springs Village
Little Rock Cantrell West
1994
1995
1996
1997
1998
1999
2000
2001
2002

balancing act and asking ourselves the question, "how many new offices can we open this year to optimize future revenue growth, while still achieving our desired short-term results for shareholders." We think we hit a pretty good balance in 2002 as we achieved returns on average assets and average stockholders' equity of 1.56% and 22.46%, respectively, while increasing our number of banking offices from 28 to 33.

Based on our strong financial performance in 2002, we expect to open six to eight new banking offices in 2003. We believe these offices will be important elements in achieving strong balance sheet and income growth for years to come.



Loans (Millions)
$275
$388
$467
$511
$616
$718
12/97
12/98
12/99
12/00
12/01
12/02

Over the past five years our loans have grown at a compounded annual rate of 21.1%.

Loan Growth and Asset Quality

Quality loan growth is one of our key goals. Our lenders did an excellent job in 2002, increasing loans by $102 million, or 16.5%. This strong growth was particularly encouraging considering the slower economic conditions prevailing throughout much of the year. During the year we continued to add experienced lenders to our team. The capabilities of our lending team were reflected both in the favorable loan growth achieved this past year, and also in the strong net interest margin and asset quality results.

Maintaining good asset quality has always been an important focus for us. In 2002 our lending and credit team once again did a great job. Our non-performing loans as a percentage of total loans were 0.31% as of December 31, 2002, up only 2 basis points from 0.29% at the



Nonperforming Assets/ Total Assets
0.24%
0.50%
0.53%
0.42%
0.28%
0.24%
12/97 12/98 12/99 12/00 12/01 12/02
Loans Past Due 30 Days Or More/ Total Loans
1.25%
2.07%
1.23%
0.88%
0.72%
0.75%
12/97 12/98 12/99 12/00 12/01 12/02
Charge-Off Ratios
FDIC Insured Commercial Banks*
Bank of the Ozarks, Inc.
0.64%
0.17%
0.67%
0.33%
0.61%
0.26%
0.67%
0.36%
0.95%
0.24%
0.22%
1997 1998 1999 2000 2001 2002

*Data from the FDIC Quarterly Banking Profile. 2002 FDIC data not available at date of printing.

Maintaining good asset quality has always been an important focus for us.

previous year-end. Our non-performing assets as a percentage of total assets were 0.24% as of December 31, 2002, an improvement of 4 basis points from 0.28% at the previous year-end. Our ratio of loans past due 30 days or more, including past due non-accrual loans, as a percentage of total loans was 0.75% at December 31, 2002, an increase of only 3 basis points from 0.72% at year-end 2001. Each of these ratios reflects our strong underwriting and loan servicing culture.

Our commitment to maintaining asset quality is also evidenced by our favorable charge-off experience. In 2002 our net loan charge-offs equaled just 0.22% of average loans. Over the past five years our charge-off ratio has averaged just 0.28% per annum and has consistently compared favorably to ratios for the commercial banking industry as a whole.

Deposit Growth

Another important goal for each banking office is deposit growth. Our deposit personnel did an excellent job in 2002. As already mentioned deposits grew $112 million, or 16.6%, during the year. Our goal is to maintain a loan to deposit ratio of between 85% and 95% and to grow deposits roughly in tandem with loans. We were right on target in 2002. Considering the competitive markets in which we operate, we were very pleased with our deposit growth in 2002.



Deposits (Millions)
$296
$529
$596
$678
$678
$790
12/97
12/98
12/99
12/00
12/01
12/02

Over the past five years our deposits have grown at a compounded annual rate of 21.7%.



Deposits (Millions)
Time Deposits $499.5
Non-Interest Checking $64.6
Interest Checking $58.9
Savings & Money Market $54.7
12/31/00
Time Deposits $391.7
Non-Interest Checking $85.8
Interest Checking $250.9
Savings & Money Market $61.8
12/31/02

Over the past two years aggregate checking, savings and money market deposits have grown from 26.3% of total deposits to 50.4%, while CDs have declined from 73.7% of total deposits to 49.6%.

The quality of our deposit growth in 2002 was also very favorable. One of our important goals for the past two years has been to increase core deposit accounts, specifically checking, savings and money market deposits, while reducing our proportion of higher costing CD deposits. This was intended to reduce our cost of funds, increase service charge revenue and reduce interest rate risk. To achieve these goals, we refocused our marketing efforts, redirected our sales staff and implemented certain product changes. We have made significant progress as shown by the graphs on this page.

In the second quarter of 2001, we introduced MaxYield® Checking in selected markets. This product has been a substantial contributor to our growth in checking accounts over the past seven quarters. It is designed to compete with the very best transaction account products offered by the brokerage industry, while requiring a lower minimum balance and providing other benefits of an interest-bearing checking account. During 2002 we expanded our offering of this product into other markets. It continued to be a solid contributor to core account growth throughout the year.

In January 2002 we began offering Bounce Proof Security™, which is an additional service extended to qualifying customers. As the name suggests these customers have a pre-approved right to overdraft their accounts within established limits. This product contributed to deposit growth in 2002 and was a significant factor in our strong growth in deposit account service charge income.


Loan/Deposit Ratio
Net Interest Margin
93.2%
4.98%
73.3%
4.19%
78.4%
3.77%
75.3%
3.27%
90.9%
4.05%
90.9%
4.88%
1997
1998
1999
2000
2001
2002

The Company's favorable loan/deposit ratio and favorable deposit mix were significant contributors to net interest margin in 2002.

MaxYield® Checking and Bounce Proof Security™ are just part of our comprehensive offering of deposit products which also include Free Checking, On-Line Banking, complete cash management services and many others. We hope these deposit products combined with our dedication to quality personal service will allow us to achieve our future goals for core deposit growth with individuals, business and public funds customers.


Net Interest Income (Millions)
Net Interest Margin
$8.9
4.62%
$9.3
4.78%
$10.2
4.97%
$10.9
4.96%
$11.1
4.81%
4Q 2001
1Q 2002
2Q 2002
3Q 2002
4Q 2002

Strong loan and deposit growth contributed to record net interest income in each quarter of 2002.

Net Interest Income and Net Interest Margin

Strong loan and deposit growth, a favorable mix of earning assets and additional improvement in our deposit mix, were the primary factors contributing to record net interest income in each quarter of 2002. In fact we have now achieved seven consecutive quarters of record net interest income. Net interest income was $41.5 million in 2002, an increase of 39.6% from 2001. Net interest margin, on a fully taxable equivalent basis, was 4.88% in 2002 compared to 4.05% in 2001, or an increase of 83 basis points.

Net interest income continues to be our primary source of revenue. Accordingly maximizing net interest income while maintaining an acceptable net interest margin is a key goal. To achieve this goal we want to continue to achieve strong loan growth, while maintaining excellent asset quality. We hope this loan growth will be sufficient to maintain our loan to deposit ratio near the year-end 2002 level of 90.85%. We also hope to continue to achieve a favorable cost of funds by maintaining or improving on the deposit mix we achieved in 2002.

Non-Interest Income

In recent years we have sought to grow and diversify our sources of non-interest income


Non-Interest Income
(Millions)
$2.9
$5.0
$5.1
$5.5
$7.4
$11.6
1997
1998
1999
2000
2001
2002

Over the past five years our non-interest income has grown at a compounded annual rate of 31.8%.

and we hope to continue to do so. Non-interest income increased 58.3% in 2002 and was an important contributor to earnings growth. For the full year of 2002, non-interest income accounted for 21.9% of total revenue, a 210 basis point improvement from 19.8% of total revenue in 2001. Our growth in non-interest income was particularly strong in the fourth quarter of 2002, when it contributed a record 25.4% of our total revenue. This was a result of a combination of record income on deposit account service charges, record mortgage lending income and record trust income, as well as the addition of income from the mid-October 2002 purchase of bank owned life insurance.


Service Charge Income
(Millions)
$1.0
$1.4
$2.5
$3.4
$3.8
$6.9
1997
1998
1999
2000
2001
2002

Deposit account service charge income is our largest source of non-interest income.

Our growth in deposit account service charges has been particularly strong in recent years as we have enjoyed strong growth in our number of core deposit account customers and have offered new products and services. Over the past five years deposit account service charge income has grown at a 48.6% compounded annual rate.

Mortgage lending income was very strong in 2002 as we benefited from a high level of mortgage refinancing and a healthy home purchase market. This has been our second largest source of non-interest income over the last five years. Of course, mortgage lending income is highly dependent on interest rate


Mortgage Lending Income
(Millions)
$0.6
$2.1
$1.3
$0.9
$1.9
$2.9
1997
1998
1999
2000
2001
2002

Our goal is to significantly increase our market share in the mortgage business.

levels and the volume of activity in the housing market. These factors will cause this category of income to be somewhat volatile and cyclical. However this is an area in which we have a strong competency and we believe we can continue to grow this business over time. Our goal in 2003 is to increase our market share in the mortgage business by expanding our corps of originators in existing markets and expanding into new markets such as the loan production office we will open in February 2003 in the north Dallas, Texas area.

In 2002 we began to benefit from the new leadership team we installed in 2001 in our trust division. In the fourth quarter of 2002, we hired additional trust personnel to expand our offering of trust services into our Harrison office and our new Conway Division. We believe there are real opportunities to grow and expand our trust business and increase this source of non-interest income over the next few years. We feel we now have the team in place that will provide the level of service and performance needed to achieve this growth. Our record results in trust income in 2002 were very encouraging.



Efficiency Ratios
52.6%
55.0%
55.1%
56.0%
50.3%
46.5%
1997
1998
1999
2000
2001
2002

Our goal is to achieve at least $2 of revenue growth for each $1 of overhead growth, thereby maintaining our efficiency ratio below 50%.

Non-Interest Expenses and Efficiency

Achieving an efficiency ratio below 50% has been one of our long-term objectives. We have now achieved this goal in each of the last six quarters. In 2002 our efficiency ratio improved to 46.5%, compared to 50.3% in 2001. Although our non-interest expenses grew 30.9% in 2002, net interest income and non-interest income grew even faster at 39.6% and 58.3%, respectively.

Our growth and *de novo* branching strategy necessarily entails growth in overhead as we routinely add new offices and staff. Our goal is to utilize these resources well so that we achieve an even faster rate of revenue growth. The continued improvement in our efficiency ratio in 2002 demonstrates our accomplishment of this goal last year.

A Business Model That Works

Our continued success comes from our growth and *de novo* branching strategy which we first implemented in 1994. Successful implementation of this strategy requires that we hire talented and experienced bankers, place them in prime locations in good markets and give them products and services to offer which provide a competitive advantage. Over the past eight years we have proven this strategy works.

While there are many important elements in the implementation of this strategy, the key element is providing a competitive advantage. We try to do this by providing our customers



Net Income (Millions)
EPS (Diluted)
$1.9
$0.25
$2.2
$0.29
$2.3
$0.30
$2.6
$0.34
$3.1
$0.40
$3.4
$0.44
$3.7
$0.47
$4.2
$0.53
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

We have now achieved record net income in eight consecutive quarters and in 22 of the past 24 quarters.

a favorable combination of products, service and relationships with our bankers. Our customers want many of the products and services the "big" banks offer, but they also desire the friendly, personal service of a "hometown" bank and a personal relationship with their bankers. We have the products and services to compete with the big banks, but we are deeply committed to providing exceptional service and personal relationships to every customer. Our customers, small and large, are our future and we will keep that truth clearly in focus.

2003 and Beyond

We are extremely pleased with our 2002 accomplishments, and we are excited as we focus on the future. After achieving eight consecutive record quarters and a strong earnings trajectory, it is satisfying to look back. However our goals are in the future and we are clearly focused on 2003 and beyond. We have a lot to celebrate, but we have far more to accomplish. We are excited about the opportunities and the challenges that lie ahead.

Our entire team worked hard in 2002 and we will continue to do so to make sure that Bank of the Ozarks continues to be "The Right Bank at the Right Time" for Arkansans.



George Gleason
Chairman and Chief Executive Officer



Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)				
Income statement data:					
Interest income	$ 60,913	$ 60,119	$ 60,752	$ 51,575	$ 38,882
Interest expense	19,441	30,414	37,089	27,782	20,518
Net interest income	41,472	29,705	23,663	23,793	18,364
Provision for loan losses	3,660	3,401	2,325	2,485	2,026
Non-interest income	11,641	7,353	5,542	5,147	5,031
Non-interest expense	24,915	19,030	16,964	16,464	13,119
Distribution on trust preferred securities	1,587	1,587	1,587	846	-
Net income	14,406	8,959	6,040	6,635	5,629
Per common share data:*					
Earnings - diluted	$ 1.84	$ 1.17	$ 0.80	$ 0.87	$ 0.74
Book value	9.41	7.48	6.40	5.80	5.34
Dividends	0.31	0.23	0.21	0.20	0.115
Weighted average diluted shares outstanding (thousands)	7,844	7,631	7,565	7,585	7,638
Balance sheet data at period end:					
Total assets	$1,035,853	$871,379	$826,952	$796,042	$612,431
Total loans	717,895	616,076	510,544	467,131	387,526
Allowance for loan losses	10,936	8,712	6,606	6,072	4,689
Total investment securities	232,168	187,167	253,016	263,395	176,618
Total deposits	790,173	677,743	677,683	595,930	529,040
Repurchase agreements with customers	20,739	16,213	13,839	9,026	1,408
Other borrowings	129,366	99,690	66,703	126,989	39,271
Total stockholders' equity	72,918	56,617	48,349	43,874	40,355
Loan to deposit ratio	90.85%	90.90%	75.34%	78.39%	73.25%
Average balance sheet data:					
Total average assets	$ 922,057	$813,913	$818,197	$709,640	$486,729
Total average stockholders' equity	64,149	52,334	45,723	41,988	37,951
Average equity to average assets	6.96%	6.43%	5.59%	5.92%	7.80%
Performance ratios:					
Return on average assets	1.56%	1.10%	0.74%	0.93%	1.16%
Return on average stockholders' equity	22.46	17.12	13.21	15.80	14.83
Net interest margin - FTE	4.88	4.05	3.27	3.77	4.19
Efficiency	46.52	50.25	55.98	55.09	54.98
Dividend payout	16.85	19.57	26.25	22.86	15.65
Assets quality ratios:					
Net charge-offs as a percentage of average total loans	0.22%	0.24%	0.36%	0.26%	0.33%
Nonperforming loans to total loans	0.31	0.29	0.37	0.42	0.70
Nonperforming assets to total assets	0.24	0.28	0.42	0.53	0.50
Allowance for loan losses as a percentage of:					
Total loans	1.52%	1.41%	1.29%	1.30%	1.21%
Nonperforming loans	498.45	482.39	351.38	307.91	171.82
Capital ratios at period end:					
Leverage capital	8.64%	8.51%	7.57%	7.46%	6.21%
Tier I risk-based capital	11.43	11.41	11.52	11.50	9.05
Total risk-based capital	12.68	12.67	12.83	13.15	10.21

* Adjusted to give effect to 2-for-1 stock split effective June 17, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Net income was $14.4 million for the year ended December 31, 2002, a 60.8% increase from net income of $9.0 million in 2001. Net income in 2000 was $6.0 million. Diluted earnings increased 57.3% to $1.84 per share in 2002 compared to $1.17 per share in 2001. Diluted earnings in 2000 were $0.80 per share.

On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on June 3, 2002. All share and per share information contained in this discussion has been adjusted to give effect to this stock split.

As shown below total assets, loans and deposits increased 18.9%, 16.5% and 16.6%, respectively, from December 31, 2001 to December 31, 2002 and 5.4%, 20.7% and 0.0%, respectively, from December 31, 2000 to December 31, 2001. Stockholders' equity increased 28.8% from December 31, 2001 to December 31, 2002 and 17.1% from December 31, 2000 to December 31, 2001. During these same periods, book value per share increased 25.8% and 16.9%, respectively.

	December 31,			% Change	
	2002	2001	2000	2002 from 2001	2001 from 2000
	(Dollars in thousands except per share amounts)				
Assets	$1,035,853	$871,379	$826,952	18.9%	5.4%
Loans	717,895	616,076	510,544	16.5	20.7
Deposits	790,173	677,743	677,683	16.6	-
Stockholders' equity	72,918	56,617	48,349	28.8	17.1
Book value per share	9.41	7.48	6.40	25.8	16.9

Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2002, the Company's ROA was 1.56% compared with 1.10% and 0.74%, respectively, for the years ended December 31, 2001 and 2000. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2002, the Company's ROE was 22.46% compared with 17.12% and 13.21%, respectively, for the years ended December 31, 2001 and 2000.

Analysis of Results of Operations

The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, bank owned life insurance income and gains on sales of assets.

The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion provides a summary of the Company's operations for the past three years.

Net Interest Income

Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35% in 2002 and 34% in prior years.

2002 compared to 2001

Net interest income (FTE) for 2002 increased 37.3% to $41.9 million compared to $30.5 million for 2001. Net interest margin (FTE) was 4.88% in 2002 compared to 4.05% in 2001, an increase of 83 basis points. The growth in net interest income in 2002 was primarily attributable to two factors—a 14.0% growth in average earning assets and the increase in net interest margin. Net interest margin for 2002 benefited from a 193 basis point decline in interest bearing deposit and liability costs. This decline was partially offset by a 94 basis point decline in earning asset yields. A 108 basis point decline in loan yields was a significant contributor to the decline in earning assets yields. This decline in yields was principally a result of the general decline in interest rates. Interest-bearing liability costs declined primarily as a result of a general decline in interest rates and a change in deposit mix. In 2002 compared to 2001, the average balance of certificates of deposits ("CD's") decreased $49 million while lower costing savings and interest-bearing transaction account average balances increased $109 million. In 2002 lower costing non-CD deposits accounted for 49.2% of total average deposits, an improvement from 35.9% during 2001.

2001 compared to 2000

Net interest income (FTE) increased 23.3% to $30.5 million for 2001 compared to $24.8 million in 2000. Net interest margin (FTE) improved to 4.05% in 2001 compared to 3.27% in 2000, an increase of 78 basis points. Beginning in late 2000 and continuing throughout 2001, the Company sought to improve financial performance by changing its mix of both assets and deposits. From 2000 to 2001 the Company's average balance of loans increased $58 million and the average balance of securities declined $63 million. This change in earning asset mix resulted in the yield on total earning assets declining only 8 basis points while loan yields declined 21 basis points. Additionally, interest-bearing liability costs declined as a result of a change in deposit mix and a general decline in interest rates during the year. From 2000 to 2001, the average balance of CD's declined $43 million and lower costing savings and interest-bearing transaction accounts average balances increased $55 million. This change in interest-bearing deposit mix, combined with the general decline in interest rates during 2001, resulted in an 87 basis point reduction in the cost of total interest-bearing liabilities. This reduction was the most significant contributor to the increase in net interest income and net interest margin during 2001.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,		
	2002	2001 (Dollars in thousands)	2000
Interest income	$60,913	$60,119	$60,752
FTE adjustment	443	813	1,098
Interest income - FTE	61,356	60,932	61,850
Interest expense	19,441	30,414	37,089
Net interest income - FTE	$41,915	$30,518	$24,761
Yield on interest earning assets - FTE	7.15%	8.09%	8.17%
Cost of interest-bearing liabilities	2.57	4.50	5.37
Net interest spread - FTE	4.58	3.59	2.80
Net interest margin - FTE	4.88	4.05	3.27

The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2002, 2001 and 2000. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS				(Dollars in thousands)					
Earning assets:									
Interest-bearing deposits and federal funds sold	$ 869	$ 31	3.54%	$ 931	$ 49	5.25%	$ 282	$ 17	6.11%
Investment securities:									
Taxable	192,579	10,972	5.70	173,329	11,203	6.46	225,515	15,331	6.80
Tax-exempt - FTE	13,177	986	7.48	29,412	2,125	7.23	39,875	2,960	7.42
Loans - FTE	651,840	49,367	7.57	549,497	47,555	8.65	491,390	43,542	8.86
Total earning assets	858,465	61,356	7.15	753,169	60,932	8.09	757,062	61,850	8.17
Non-earning assets	63,592			60,744			61,135		
Total assets	$922,057			$813,913			$818,197		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits:									
Savings and interest-bearing transaction	$274,580	$ 4,354	1.59%	$165,923	$ 3,754	2.26%	$111,283	$ 3,285	2.95%
Time deposits of $100,000 or more	194,937	5,115	2.62	207,273	10,702	5.16	224,231	13,471	6.01
Other time deposits	168,765	4,917	2.91	205,328	10,844	5.28	231,764	12,945	5.59
Total interest-bearing deposits	638,282	14,386	2.25	578,524	25,300	4.37	567,278	29,701	5.24
Repurchase agreements with customers	19,657	278	1.41	16,919	537	3.17	12,536	680	5.42
Other borrowings	99,625	4,777	4.79(1)	79,787	4,577	5.74(1)	111,312	6,708	6.03(1)
Total interest-bearing liabilities	757,564	19,441	2.57	675,230	30,414	4.50	691,126	37,089	5.37
Non-interest liabilities:									
Non-interest bearing deposits	78,161			65,368			60,636		
Other non-interest liabilities	4,933			3,731			3,462		
Total liabilities	840,658			744,329			755,224		
Trust preferred securities	17,250			17,250			17,250		
Stockholders' equity	64,149			52,334			45,723		
Total liabilities and stockholders' equity	$922,057			$813,913			$818,197		
Interest rate spread - FTE			4.58%			3.59%			2.80%
Net interest income - FTE		$41,915			$30,518			$24,761	
Net interest margin - FTE			4.88%			4.05%			3.27%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $47, $53 and $52 for the years ended December 31, 2002, 2001 and 2000, respectively. In the absence of this capitalization these percentages would have been 4.84%, 5.80% and 6.07% for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2002 over 2001			2001 over 2000		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
	(Dollars in thousands)					
Increase (decrease) in:						
Interest income - FTE:						
Interest-bearing deposits and federal funds sold	$ (2)	$ (16)	$ (18)	$ 34	$ (2)	$ 32
Investment securities:						
Taxable	1,097	(1,328)	(231)	(3,373)	(755)	(4,128)
Tax-exempt - FTE	(1,215)	76	(1,139)	(756)	(79)	(835)
Loans	7,751	(5,939)	1,812	5,029	(1,016)	4,013
Total interest income - FTE	7,631	(7,207)	424	934	(1,852)	(918)
Interest expense:						
Savings and interest-bearing transaction	1,723	(1,123)	600	1,236	(767)	469
Time deposits of $100,000 or more	(324)	(5,263)	(5,587)	(876)	(1,893)	(2,769)
Other time deposits	(1,065)	(4,862)	(5,927)	(1,396)	(705)	(2,101)
Repurchase agreements with customers	39	(298)	(259)	139	(282)	(143)
Other borrowings	951	(751)	200	(1,808)	(323)	(2,131)
Total interest expense	1,324	(12,297)	(10,973)	(2,705)	(3,970)	(6,675)
Increase in net interest income - FTE	$6,307	$ 5,090	$11,397	$3,639	$2,118	$5,757

Non-Interest Income

The Company's non-interest income can primarily be broken down into six main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income, (5) bank owned life insurance income and (6) gains or losses on sales of assets.

Non-interest income for the year ended December 31, 2002 was $11.6 million compared with $7.4 million in 2001, a 58.3% increase. Non-interest income was $5.5 million in 2000. During 2002 the Company benefited from record levels of service charges on deposit accounts, record mortgage lending income and record trust income which increased 83.8%, 52.2% and 20.5%, respectively, from 2001. The introduction of the Company's new Bounce Proof Security product was a significant contributor to the increase in service charge income along with the continued growth of new core deposit customers. Mortgage lending income benefited from favorable interest rates resulting in a high level of refinancing activity and contributing to a favorable housing market. Throughout 2002 the Company sought to increase its market share in the mortgage business by adding additional originators in existing markets and seeking to expand in new markets. During the first quarter of 2002 the Company incurred losses on the sale of approximately $8.7 million of non-rated municipal securities having an average maturity of approximately 16 years and replaced them with a like amount of AAA rated mortgaged backed securities having a much shorter expected average life. During the fourth quarter of 2002, the Company had non-interest income from its mid-October purchase of $20 million of bank owned life insurance, the income from which was used to help defray a portion of the cost of employee benefits.

Non-interest income for the year ended December 31, 2001 increased 32.7% to $7.4 million compared with $5.5 million in 2000. During 2001 the Company benefited from growth in service charges on deposit accounts which increased 11.7% from 2000. In 2001 the Company continued and intensified its efforts to add new transaction, savings and money market deposit customers. These efforts contributed to growth in service charges on deposit accounts. The Company benefited from good 2001 mortgage lending income as a result of a favorable mortgage rate environment and a high level of refinancing activity.

The following table shows non-interest income for the years ended December 31, 2002, 2001 and 2000.

Non-Interest Income

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Service charges on deposit accounts	$ 6,940	$3,776	$3,380
Mortgage lending income	2,923	1,920	849
Other charges and fees	653	574	620
Trust income	728	604	592
Bank owned life insurance income	236	-	-
Gain (loss) on sale of securities	(217)	153	-
Gain (loss) on sales of other assets	42	2	(38)
Brokerage fee income	134	108	61
Other	202	216	78
Total non-interest income	$11,641	$7,353	$5,542

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2002 increased 30.9% to $24.9 million compared with $19.0 million in 2001. Non-interest expense was $17.0 million in 2000. The Company's continued growth and expansion contributed to the increase in non-interest expense. The Company opened four new banking offices and one loan production office in 2001 and five new banking offices in 2002. In 2002 the Company incurred $157,000 in training and conversion cost related to its new check imaging system which is included in other non-interest expense. Non-interest expenses also increased during 2002 compared with 2001 because of additional advertising expenses, higher bonus accruals for the Company's cash profit sharing bonus program, and increases in losses on overdraft deposit accounts as a result of its new Bounce Proof Security product. The number of full time equivalent employees as of December 31, 2002 was 382, a 16.8% increase from 327 as of the end of the previous year primarily due to the Company's increase in banking offices.

As a result of the Company's continuing efforts to grow revenues at a faster rate than its rate of growth in non-interest expenses, the Company's efficiency ratio (non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income) improved to 46.5% for the year ended December 31, 2002 compared to 50.3% in 2001 and 56.0% in 2000.

The table below shows non-interest expense for the years ended December 31, 2002, 2001 and 2000.

Non-Interest Expense

	Year Ended December 31,		
	2002	2001	2000
		(Dollars in thousands)	
Salaries and employee benefits	$14,395	$10,551	$ 8,928
Net occupancy and equipment expense	3,495	3,098	2,910
Other operating expense:			
Professional and outside services	559	375	315
Postage	404	326	255
Telephone	514	490	478
Data lines	228	238	236
Operating supplies	713	543	487
Advertising and public relations	877	583	551
Software expense	392	374	409
ATM expense	412	306	236
FDIC and state assessments	301	259	238
Other real estate and foreclosure expense	340	526	592
Business development, meals and travel	147	136	136
Amortization of goodwill	-	90	90
Amortization of other intangibles	152	151	169
OD/NSF check losses	622	190	215
Other	1,364	794	719
Total non-interest expense	$24,915	$19,030	$16,964

Income Taxes

The provision for income taxes was $8.5 million for the year ended December 31, 2002 compared to $4.1 million in 2001 and $2.3 million in 2000. The effective income tax rates were 37.2%, 31.3% and 27.5%, respectively, for 2002, 2001 and 2000.

The increase in income taxes in 2002 and 2001 is primarily a result of the Company's higher level of pre-tax income from operations. The increase in the effective tax rate for the 2002 period compared with 2001 and 2000 is primarily a result of two factors. First, the Company substantially reduced its portfolio of municipal securities which were exempt from both federal and state income tax. This reduction was both in absolute dollar amount and as a percentage of earning assets. This accounted for approximately 270 and 700 basis points of the increase in the effective tax rate for 2002 compared with 2001 and 2000, respectively. Second, the amount of securities income exempt solely from Arkansas income tax declined significantly as the Company shifted a large portion of its investment portfolio from securities exempt from Arkansas income tax to securities subject to Arkansas income tax. As a result the Company had an effective state tax rate, after federal benefit, of 3.63% in the year ended December 31, 2002 compared with an effective state tax rate, after federal benefit, of 1.11% in 2001 and zero in 2000. In addition to the impact of the above items, in the second quarter of 2001 the Company recognized a net reduction of $95,000 in income tax expense related to the favorable resolution of a long standing dispute with the state of Arkansas.

Analysis of Financial Condition

Loan Portfolio

At December 31, 2002 the Company's loan portfolio was $718 million, an increase of 16.5% from $616 million at December 31, 2001. As of December 31, 2002 the Company's loan portfolio consisted of approximately 76.3% real estate loans, 7.5% consumer loans, 13.4% commercial and industrial loans and 2.1% agricultural loans (non-real estate).

The amount and type of loans outstanding are reflected in the following table.

Loan Portfolio

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Real estate:					
Residential 1-4 family	$183,687	$167,559	$144,920	$136,856	$121,539
Non-farm/non-residential	212,481	180,257	134,726	101,766	76,563
Agricultural	57,525	45,303	38,808	20,396	19,463
Construction/land development	65,474	51,140	42,354	28,294	23,305
Multifamily residential	28,555	20,850	8,367	4,687	6,207
Total real estate	547,722	465,109	369,175	291,999	247,077
Consumer	54,097	55,805	58,430	81,753	66,407
Commercial and industrial	95,951	78,324	63,799	70,012	52,192
Agricultural (non-real estate)	15,388	12,866	14,605	19,947	20,068
Other	4,737	3,972	4,535	3,420	1,782
Total loans	$717,895	$616,076	$510,544	$467,131	$387,526

Loan Maturities

The following table reflects loans grouped by remaining maturities at December 31, 2002 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan Maturities

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Real estate	$147,026	$328,809	$71,887	$547,722
Consumer	12,457	40,336	1,304	54,097
Commercial, industrial and agricultural	56,429	44,564	10,346	111,339
Other	989	1,709	2,039	4,737
	$216,901	$415,418	$85,576	$717,895
Fixed rate	$164,963	$347,704	$41,200	$553,867
Floating rate	37,113	38,514	30,789	106,416
Floating rate (currently at floor rate)	14,825	29,200	13,587	57,612
	$216,901	$415,418	$85,576	$717,895

The following table reflects loans as of December 31, 2002 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice loans or the ability to utilize loan principal repayments for new loans, other investments or repayment of borrowings.

Loan Cash Flows or Repricing

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
		(Dollars in thousands)		
Fixed rate	$164,963	$347,704	$41,200	$553,867
Floating rate	96,279	8,760	1,377	106,416
Floating rate (currently at floor rate)	55,265	1,842	505	57,612
	$316,507	$358,306	$43,082	$717,895

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans, (2) accruing loans 90 days or more past due, (3) certain restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure.

The Company generally places a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company may continue to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

Nonperforming loans as a percent of total loans were 0.31% at year-end 2002 compared to 0.29% and 0.37%, respectively, at year-end 2001 and 2000. Nonperforming assets as a percent of total assets were 0.24% as of year-end 2002 compared to 0.28% and 0.42%, respectively, at year-end 2001 and 2000.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

Nonperforming Assets

	December 31,				
	2002	2001	2000	1999	1998
			(Dollars in thousands)		
Nonaccrual loans	$2,194	$1,806	$1,880	$1,972	$2,708
Accruing loans 90 days or more past due	-	-	-	-	21
Restructured loans	-	-	-	-	-
Total nonperforming loans	2,194	1,806	1,880	1,972	2,729
Foreclosed assets held for sale and repossessions(1)	333	661	1,600	2,238	314
Total nonperforming assets	$2,527	$2,467	$3,480	$4,210	$3,043
Nonperforming loans to total loans	0.31%	0.29%	0.37%	0.42%	0.70%
Nonperforming assets to total assets	0.24	0.28	0.42	0.53	0.50

(1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition.

Allowance and Provision for Loan Losses

An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

Allowance and Provision for Loan Losses

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance, beginning of period	$ 8,712	$6,606	$6,072	$4,689	$3,737
Loans charged off:					
Real estate:					
Residential 1-4 family	361	306	690	260	75
Non-farm/non-residential	135	112	121	8	18
Agricultural	89	9	10	3	-
Construction/land development	216	41	-	115	-
Multifamily residential	-	-	79	-	-
Total real estate	801	468	900	386	93
Consumer	626	452	549	516	633
Commercial and industrial	217	463	443	271	423
Agricultural (non-real estate)	29	37	106	52	-
Total loans charged off	1,673	1,420	1,998	1,225	1,149
Recoveries of loans previously charged off:					
Real estate:					
Residential 1-4 family	14	20	39	4	9
Non-farm/non-residential	95	9	44	-	-
Agricultural	-	-	1	-	-
Construction/land development	2	1	-	2	-
Multifamily residential	-	-	-	-	-
Total real estate	111	30	84	6	9
Consumer	112	84	74	111	55
Commercial and industrial	12	11	48	6	11
Agricultural (non-real estate)	2	-	1	-	-
Total recoveries	237	125	207	123	75
Net loans charged off	1,436	1,295	1,791	1,102	1,074
Provision charged to operating expense	3,660	3,401	2,325	2,485	2,026
Balance, end of period	$10,936	$8,712	$6,606	$6,072	$4,689
Net charge-offs to average loans outstanding during the periods indicated	0.22%	0.24%	0.36%	0.26%	0.33%
Allowance for loan losses to total loans	1.52	1.41	1.29	1.30	1.21
Allowance for loan losses to nonperforming loans	498.45	482.39	351.38	307.91	171.82

The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Our methodology for estimating the allowance for loan losses is considered to be a critical accounting policy.

The Company's internal grading system analysis assigns grades to all loans except residential 1-4 family loans and consumer installment loans. Graded loans are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer installment loans are assigned an allowance allocation percentage based on past due status.

Allowance allocation percentages for the various risk grades and past due categories are determined by management and may be changed periodically. In determining these allowance allocation percentages, management considers historical loss percentages for risk rated loans, consumer loans and residential 1-4 family loans. In addition to this historical data, management considers subjective factors such as national and local economic conditions. The sum of all allowance amounts determined by this methodology, combined with a reasonable unallocated allowance determined by management, is utilized as the primary indicator of the appropriate level of allowance for loan losses.

The unallocated allowance compensates for the uncertainty in estimating loan losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan volumes and concentrations, (5) seasoning of the loan portfolio, (6) specific industry conditions affecting portfolio segments, (7) recent loss experience in particular segments of the portfolio, (8) duration of the current business cycle, (9) bank regulatory examination results and (10) findings of our internal loan review department.

In addition to the internal grading system analysis, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Report and the Federal Reserve Bank's Uniform Bank Holding Company Report. The Company also compares the allowance for loan loss to the bank's historical cumulative net charge-offs for the five preceding calendar years.

Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/non-residential loans, multifamily residential loans, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans in the case of loans other than residential 1-4 family and consumer installments and specific allowances made for other categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, or loan categories in general, and unallocated allowance. The table also reflects the percentage of loans in each category to the total portfolio of loans for each of the periods indicated. These allowance amounts have been computed using the Company's grading system analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

Allocation of the Allowance for Loan Losses

	December 31,									
	2002		2001		2000		1999		1998	
	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans	Allowance	% of Loans
	(Dollars in thousands)									
Real estate:										
Residential 1-4 family	$ 1,248	25.6%	$ 929	27.2%	$ 430	28.4%	$ 478	29.2%	$ 532	31.4%
Non-farm/non-residential	2,625	29.6	2,177	29.3	1,499	26.4	1,067	21.8	801	19.7
Agricultural	728	8.0	591	7.3	517	7.6	302	4.4	231	5.0
Construction/land development	736	9.1	614	8.3	456	8.3	321	6.1	267	6.0
Multifamily	290	4.0	227	3.4	95	1.6	57	1.0	63	1.6
Consumer	975	7.5	986	9.1	883	11.4	1,313	17.5	1,236	17.1
Commercial and industrial	1,228	13.4	896	12.7	859	12.5	808	15.0	610	13.5
Agricultural (non-real estate)	204	2.2	166	2.1	199	2.9	322	4.3	257	5.2
Other	599	0.6	479	0.6	326	0.9	225	0.7	179	0.5
Unallocated allowance	2,303		1,647		1,342		1,179		513	
	$10,936	100.0%	$8,712	100.0%	$6,606	100.0%	$6,072	100.0%	$4,689	100.0%

The Company maintains an internally classified loan list that, along with the list of nonaccrual loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 2002, substandard loans not designated as nonaccrual or 90 days past due totaled $2.6 million. No loans were designated as doubtful or loss at December 31, 2002.

Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan authority is granted to the Chief Executive Officer and certain other executive officers as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer.

Loans and aggregate loan relationships exceeding $1.5 million up to the lending limit of the bank are authorized by the loan committee which consists of any five directors. The Board of Directors reviews on a monthly basis reports of loan originations, loan commitments over $100,000, past due loans, internally classified and watch list loans, a summary of the activity in the Company's allowance for loan losses and various other loan reports.

The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three non-employee independent members of the Board of Directors.

The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio during recent years, key allowance and nonperforming loan ratios, comparisons to industry averages and current economic conditions in the Company's market area.

The Company's allowance for loan losses increased to $10.9 million at December 31, 2002, or 1.52% of total loans, compared with $8.7 million, or 1.41% of total loans, at December 31, 2001. The increase in the allowance for loan losses in recent quarters reflects the Company's cautious outlook regarding the current uncertainty about economic conditions as well as the change in the mix and size of the Company's loan portfolio. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 2002 was $3.7 million compared to $3.4 million in 2001 and $2.3 million in 2000.

Investment Securities

The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

Investment Securities

	December 31,					
	2002		2001		2000	
	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)
	(Dollars in thousands)					
Securities of U.S. Government agencies	$ 41,499	$ 41,499	$ 70,177	$ 70,177	$195,771	$192,107
Mortgage-backed securities	156,710	156,710	91,234	91,234	174	174
Obligations of states and political subdivisions	21,492	21,517	18,120	18,152	43,135	43,092
Other securities	12,467	12,550	7,636	7,642	14,136	14,142
Total	$232,168	$232,276	$187,167	$187,205	$253,216	$249,515

(1) Book value for available-for-sale securities equals their original cost adjusted for unrealized gains or losses as reflected in the Company's financial statements.

(2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

The following table reflects the maturity distribution of the Company's investment securities, at book value, as of December 31, 2002 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 35% tax rate for 2002 and a 34% rate for years prior to 2002) of such securities. The maturity for all securities are shown based on their contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category and (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Year Thru 5 Years	Over 5 Years Thru 10 Years	Over 10 Years	Total	Fair Value
			(Dollars in thousands)			
Securities of U.S. Government agencies(1)	$ 20,230	$ 5,117	$16,152	$ -	$ 41,499	$ 41,499
Mortgage-backed securities(2)	136,201	20,509	-	-	156,710	156,710
Obligations of states and political subdivisions(3)	179	2,551	4,858	13,904	21,492	21,517
Other securities(4)	-	254	-	12,213	12,467	12,550
Total	$156,610	$ 28,431	$21,010	$26,117	$232,168	$232,276
Percentage of total	67.45%	12.25%	9.05%	11.25%	100.00%	
Weighted average yield - FTE(5)	5.81	5.94	5.04	6.69	5.86	

(1) All federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.

(2) For purposes of this maturity distribution schedule mortgage-backed securities have been allocated among estimated repayment periods based on Bloomberg median prepayment speeds as of January 13, 2003.

(3) Includes approximately $0.9 million of securities earning interest at floating rates repricing semi-annually.

(4) Includes approximately $5.0 million of Federal Home Loan Bank stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(5) The weighted average yields - FTE are based on book value.

Deposits

The Company's bank subsidiary's lending and investing activities are funded primarily by deposits, approximately 49.6% of which were time deposits and 50.4% of which were demand and savings deposits at December 31, 2002. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 39.6% of total deposits at December 31, 2002. Non-interest bearing demand deposits at December 31, 2002, constituted 10.9% of total deposits. The Company had $22.4 million of brokered deposits at December 31, 2002.

Average Deposit Balances and Rates

	Year Ended December 31,					
	2002		2001		2000	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)					
Non-interest bearing accounts	$ 78,161	-	$ 65,368	-	$ 60,636	-
Interest-bearing accounts:						
Transaction (NOW)	193,420	1.70%	102,318	2.30%	55,452	2.47%
Savings	25,690	0.82	18,745	1.14	16,586	2.06
Money market	55,470	1.55	44,860	2.63	39,245	4.01
Time deposits less than $100,000	168,765	2.91	205,328	5.28	231,764	5.59
Time deposits $100,000 or more	194,937	2.62	207,273	5.16	224,231	6.01
Total deposits	$716,443		$643,892		$627,914	

The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2002.

Maturity Distribution of Time Deposits of $100,000 and Over

Maturity	December 31, 2002 (Dollars in thousands)
3 months or less	$93,557
Over 3 to 6 months	55,159
Over 6 to 12 months	53,754
Over 12 months	13,500

Interest Rate Sensitivity

The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management utilize a simulation model in assessing the Company's interest rate sensitivity.

This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and

(7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2003. A parallel shift in the interest rates is an arbitrary assumption which fails to take into account changes in the slope of the yield curve.

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(2.1)%
+100	1.0
-100	1.8
-200	(4.4)

In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

The Company's simple static gap analysis is shown in the following table. At December 31, 2002 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 62.9% and 71.0%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

Rate Sensitive Assets and Liabilities

	December 31, 2002					
	Rate Sensitive Assets[1]	Rate Sensitive Liabilities	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA[2]	Cumulative RSA[2] to RSL[3]
	(Dollars in thousands)					
Immediate to 6 months	$341,665	$543,447	$(201,782)	$(201,782)	(21.23)%	62.87%
7 months—12 months	139,094	133,702	5,392	(196,390)	(20.66)	71.00
1—2 years	128,253	59,815	68,438	(127,952)	(13.46)	82.64
2—3 years	97,997	1,949	96,048	(31,904)	(3.36)	95.68
3—5 years	158,294	28,530	129,764	97,860	10.30	112.75
Over 5 years	85,187	86,997	(1,810)	96,050	10.11	111.24
Total	$950,490	$854,440	$ 96,050			

(1) Certain loans which are variable rate have a contractual floor rate. Approximately $57.6 million of these loans are currently at their floor rate. These loans are shown in the time period at which they will reprice even though the contractual floor may preclude repricing to a lower rate. Of these loans, $52.0 million are reflected as repricing in the immediate to six months, $3.3 million in seven to 12 months with the remaining $2.3 million reflected in various time periods exceeding 12 months.

(2) Rate Sensitive Assets

(3) Rate Sensitive Liabilities

The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest-bearing Now accounts (except MaxYield®) and regular savings accounts of which 50% are reflected as repricing pro rata during the first two years with the remaining 50% distributed over future periods. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Mortgage-backed securities are scheduled over maturity periods based on Bloomberg median estimated prepayment speeds as of January 13, 2003. Other financial instruments are scheduled based on their contractual maturity. This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related Notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains on available for sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2002 and December 31, 2001 and are presented in the following table, followed by the capital ratios of the Company's bank subsidiary at December 31, 2002.

Consolidated Capital Ratios

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Tier 1 capital:		
Stockholders' equity	$ 72,918	$ 56,617
Allowed amount of guaranteed preferred beneficial interest in Company's subordinated debentures (trust preferred securities)	17,250	17,250
Net unrealized (gain) losses on available for sale securities	(1,075)	499
Less goodwill and certain intangible assets	(2,671)	(2,823)
Total Tier 1 capital	86,422	71,543
Tier 2 capital:		
Qualifying allowance for loan losses	9,469	7,846
Total risk-based capital	$ 95,891	$ 79,389
Risk-weighted assets	$756,081	$626,806
Ratios at end of period:		
Leverage capital	8.64%	8.51%
Tier 1 risk-based capital	11.43	11.41
Total risk-based capital	12.68	12.67
Minimum ratio guidelines:		
Leverage capital(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Capital Ratios of Bank Subsidiary

	December 31, 2002
	(Dollars in Thousands)
Stockholders' equity - Tier 1	$84,699
Leverage capital	8.47%
Tier 1 risk-based capital	11.21
Total risk-based capital	12.46

Liquidity and Capital Resources

Trust Preferred Securities. On June 18, 1999 Ozark Capital Trust, the Company's wholly owned Delaware trust subsidiary, sold to investors $17.3 million of 9% trust preferred securities. The proceeds were used to purchase an equal principal amount of subordinated debentures of Bank of the Ozarks, Inc. Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." Both the trust preferred securities and the subordinated debentures will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

Growth and Expansion. During 2002 the Company opened five new banking offices. In February 2002 the Company opened a new office in Maumelle, Arkansas and later that month opened its first Conway, Arkansas office in a temporary facility. During the third quarter of 2002, the Company opened a second temporary Conway office, a new grocery store banking office in Hot Springs Village and a sixth Little Rock office in the new Cantrell West office building on Cantrell Road. In the fourth quarter of 2002 the Company replaced its second temporary office in Conway with a permanent facility.

The Company's 2003 expansion plans include three previously announced offices for which all regulatory approvals have been obtained and construction has commenced. These are a third Conway office, a second Bryant office, and a seventh Little Rock office, all of which are expected to open in the first half of 2003. The Company recently filed three additional branch applications for a third Fort Smith office and its initial offices in Cabot and Russellville. The Company currently plans to increase its total number of banking offices in 2003 by six to eight offices. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory approvals and other conditions and contingencies.

On February 3, 2003 the Company opened a loan production office focusing on suburban markets in the north Dallas, Texas area. This office will concentrate primarily on originating residential mortgage loans for resale on a non-recourse basis in the secondary market. The office will also originate construction, development and other loans.

During 2002 the Company spent $7.5 million on capital expenditures. The Company's capital expenditures for 2003 are expected to be in the range of $11.8 to $14.8 million for completion of offices opening in 2003, acquisition of sites for future development, and payments on offices expected to be completed in 2004. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch offices constructed and sites acquired for future development.

Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally the Company's bank subsidiary relies on customer deposits and loan repayments as its primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan repayments are a relatively stable source of funds but are subject to the ability of borrowers' to repay the loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather and natural disasters. Furthermore, loans generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, Federal Reserve Bank borrowings and brokered deposits.

At December 31, 2002, the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following three sources: (1) $69.3 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $5.0 million on an unsecured federal funds line of credit and (3) up to $91.7 million from several borrowing programs of the Federal Reserve Bank.

Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings will be used to augment the Company's primary funding sources.

Dividend Policy. In 2002 the Company paid dividends of $0.31 per share. In 2001 and 2000 the Company paid dividends of $0.23 and $0.21 per share, respectively. In 2002 the dividend was increased from $0.06 in the first quarter to $0.07, $0.08 and $0.10 in the second, third and fourth quarters, respectively. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.10 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income, anticipated future operating and financial performance, asset quality, nonperforming loans and assets, growth opportunities, growth rates, acquisition opportunities, new office openings and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy including delays in identifying satisfactory sites and opening new offices; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown and its effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of Operations, Common Stock Market Prices and Dividends

	2002 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$14,381	$14,937	$15,625	$15,970
Total interest expense	5,047	4,743	4,774	4,877
Net interest income	9,334	10,194	10,851	11,093
Provision for loan losses	550	945	1,080	1,085
Non-interest income	2,192	2,709	2,958	3,782
Non-interest expense	5,636	6,058	6,382	6,839
Income taxes	1,849	2,068	2,254	2,374
Distributions on trust preferred securities	397	397	397	396
Net income	$ 3,094	$ 3,435	$ 3,696	$ 4,181
Per share:*				
Earnings - diluted	$ 0.40	$ 0.44	$ 0.47	$ 0.53
Cash dividends	0.06	0.07	0.08	0.10
Bid price per common share:*				
Low	$ 12.70	$ 14.63	$ 18.09	$ 21.90
High	14.80	22.69	26.37	25.25

	2001 - Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Total interest income	$15,374	$15,044	$14,782	$14,919
Total interest expense	9,362	8,115	6,957	5,980
Net interest income	6,012	6,929	7,825	8,939
Provision for loan losses	354	658	910	1,479
Non-interest income	1,657	1,920	1,737	2,039
Non-interest expense	4,296	4,746	4,816	5,171
Income taxes	760	835	1,138	1,348
Distributions on trust preferred securities	397	397	397	397
Net income	$ 1,862	$ 2,213	$ 2,301	$ 2,583
Per share:*				
Earnings - diluted	$ 0.25	$ 0.29	$ 0.30	$ 0.34
Cash dividends	0.055	0.055	0.06	0.06
Bid price per common share:*				
Low	$ 6.31	$ 6.50	$ 9.69	$ 10.38
High	7.38	10.10	12.05	12.80

*Adjusted to give effect to 2-for-1 stock split effective June 17, 2002.

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Little Rock, Arkansas
January 9, 2003

Bank of the Ozarks, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(Dollars in thousands, except per share amounts)	
ASSETS		
Cash and due from banks	$ 24,755	$ 31,114
Interest-bearing deposits	427	218
Cash and cash equivalents	25,182	31,332
Investment securities - available for sale	222,965	182,704
Investment securities - held to maturity (estimated market value: $9,311 in 2002 and $4,501 in 2001)	9,203	4,463
Loans	717,895	616,076
Allowance for loan losses	(10,936)	(8,712)
Net loans	706,959	607,364
Premises and equipment, net	39,050	33,123
Foreclosed assets held for sale, net	333	661
Interest receivable	6,029	5,821
Intangible assets, net	2,671	2,823
Other	23,461	3,088
Total assets	$1,035,853	$871,379
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Demand non-interest bearing	$ 85,838	$ 72,801
Savings and interest-bearing transaction	312,637	241,042
Time	391,698	363,900
Total deposits	790,173	677,743
Repurchase agreements with customers	20,739	16,213
Other borrowings	129,366	99,690
Accrued interest and other liabilities	5,407	3,866
Total liabilities	945,685	797,512
Guaranteed preferred beneficial interest in the Company's subordinated debentures	17,250	17,250
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.01 par value, 10,000,000 shares authorized, 7,752,910 and 7,564,110 (split adjusted) shares issued and outstanding in 2002 and 2001, respectively	78	38
Additional paid-in capital	17,010	14,360
Retained earnings	54,755	42,718
Accumulated other comprehensive income (loss)	1,075	(499)
Total stockholders' equity	72,918	56,617
Total liabilities and stockholders' equity	$1,035,853	$871,379

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Interest income			
Loans	$49,270	$47,464	$43,451
Investment securities - taxable	10,972	11,203	15,331
- nontaxable	641	1,403	1,953
Deposits with banks and federal funds sold	30	49	17
Total interest income	60,913	60,119	60,752
Interest expense			
Deposits	14,387	25,300	29,701
Repurchase agreements with customers	278	537	680
Other borrowings	4,776	4,577	6,708
Total interest expense	19,441	30,414	37,089
Net interest income	41,472	29,705	23,663
Provision for loan losses	3,660	3,401	2,325
Net interest income after provision for loan losses	37,812	26,304	21,338
Other income			
Trust income	728	604	592
Service charges on deposit accounts	6,940	3,776	3,380
Other income, charges and fees	3,710	2,602	1,530
(Loss) gain on sale of securities	(217)	153	-
Other	480	218	40
Total other income	11,641	7,353	5,542
Other expense			
Salaries and employee benefits	14,395	10,551	8,928
Net occupancy and equipment	3,495	3,098	2,910
Other operating expenses	7,025	5,381	5,126
Total other expense	24,915	19,030	16,964
Income before income taxes and trust distributions	24,538	14,627	9,916
Distributions on trust preferred securities	1,587	1,587	1,587
Provision for income taxes	8,545	4,081	2,289
Net income	$14,406	$ 8,959	$ 6,040
Basic earnings per common share	$ 1.88	$ 1.18	$ 0.80
Diluted earnings per common share	$ 1.84	$ 1.17	$ 0.80

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share amounts)				
Balance - January 1, 2000	$38	$14,314	$31,045	$(1,523)	$43,874
Comprehensive income:					
Net income	-	-	6,040	-	6,040
Other comprehensive income Unrealized gains on available for sale securities net of $14 tax effect	-	-	-	22	22
Comprehensive income					6,062
Dividends paid, $0.21 per split adjusted share	-	-	(1,587)	-	(1,587)
Balance - December 31, 2000	38	14,314	35,498	(1,501)	48,349
Comprehensive income:					
Net income	-	-	8,959	-	8,959
Other comprehensive income Unrealized gains on available for sale securities net of $457 tax effect	-	-	-	737	737
Reclassification adjustment for gains included in income net of $164 tax effect	-	-	-	265	265
Comprehensive income					9,961
Dividends paid, $0.23 per split adjusted share	-	-	(1,739)	-	(1,739)
Issuance of 5,000 split adjusted shares of common stock for exercise of stock options including tax benefits of $5	-	46	-	-	46
Balance - December 31, 2001	38	14,360	42,718	(499)	56,617
Comprehensive income:					
Net income	-	-	14,406	-	14,406
Other comprehensive income Unrealized gains on available for sale securities net of $997 tax effect	-	-	-	1,542	1,542
Reclassification adjustment for gains included in income net of $21 tax effect	-	-	-	32	32
Comprehensive income					15,980
2-for-1 stock split in the form of a 100% stock dividend	38	(38)	-	-	-
Dividends paid, $0.31 per split adjusted share	-	-	(2,369)	-	(2,369)
Issuance of 188,800 split adjusted shares of common stock for exercise of stock options	2	1,787	-	-	1,789
Tax benefit related to exercise of stock options	-	901	-	-	901
Balance - December 31, 2002	$78	$17,010	$54,755	$ 1,075	$72,918

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Cash flows from operating activities			
Net income	$ 14,406	$ 8,959	$ 6,040
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,571	1,460	1,490
Amortization	186	276	293
Provision for loan losses	3,660	3,401	2,325
Provision for losses on foreclosed assets	37	163	183
Amortization and accretion on investment securities	186	(130)	(104)
Loss (gain) on sale of investment securities	217	(153)	-
Decrease (increase) in mortgage loans held for sale	347	(12,308)	545
Gain on disposition of premises and equipment	-	-	(8)
(Gain) loss on disposition of foreclosed assets	(42)	(2)	45
Deferred income taxes	(836)	(569)	405
Increase in bank owned life insurance value	(236)	-	-
Changes in assets and liabilities:			
Interest receivable	(208)	3,073	(1,720)
Other assets, net	(338)	(11)	128
Accrued interest and other liabilities	2,441	741	155
Net cash provided by operating activities	21,391	4,900	9,777
Cash flows from investing activities			
Proceeds from sales and maturities of investment securities available for sale	131,778	48,302	316
Purchases of investment securities available for sale	(169,867)	(177,681)	(7,093)
Proceeds from maturities of investment securities held to maturity	1,332	197,135	20,176
Purchases of investment securities held to maturity	(6,072)	-	(2,880)
Increase (decrease) in federal funds sold	-	2,000	(2,000)
Net increase in loans	(105,333)	(96,515)	(48,862)
Proceeds from dispositions of premises and equipment	-	-	99
Purchases of premises and equipment	(7,498)	(4,048)	(1,570)
Proceeds from dispositions of foreclosed assets	2,069	2,775	3,524
Purchase of bank owned life insurance	(20,000)	-	-
Net cash used in investing activities	(173,591)	(28,032)	(38,290)
Cash flows from financing activities			
Net increase in deposits	112,430	60	81,752
Net proceeds (repayments) from other borrowings	29,676	32,988	(60,287)
Net increase in repurchase agreements with customers	4,526	2,374	4,813
Proceeds on exercise of stock options	1,787	41	-
Dividends paid	(2,369)	(1,739)	(1,587)
Net cash provided by financing activities	146,050	33,724	24,691
Net (decrease) increase in cash and cash equivalents	(6,150)	10,592	(3,822)
Cash and cash equivalents - beginning of year	31,332	20,740	24,562
Cash and cash equivalents - end of year	$ 25,182	$ 31,332	$ 20,740

The accompanying notes are an integral part of these consolidated financial statements

Bank of the Ozarks, Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank named Bank of the Ozarks and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has banking offices located in northern, western, and central Arkansas and a loan production office in Charlotte, N.C.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with banks.

Investment securities - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and other comprehensive income.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are recognized on the specific identification method at the time of sale.

Loans - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

Allowance for loan losses - The allowance for loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

The allowance is maintained at a level that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the ad-

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

equacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, improvements and leaseholds, and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for tax purposes.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

Valuations are periodically performed by management and the real estate is carried at the lower of book value or fair value less costs to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in operating expenses.

Income taxes - The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Trust department income - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. These assets are being amortized over periods ranging from 10 to 40 years for years prior to 2002. In 2002 amortization of goodwill was discontinued in compliance with Statement of Financial Accounting Standards (SFAS) No. 142. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired and are being amortized over 10 years. The Company had goodwill of $3,068 less accumulated amortization of $1,261 at December 31, 2002 and 2001. Core deposit intangibles totaled $1,520 less accumulated amortization of $656 and $504 at December 31, 2002 and 2001, respectively.

Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on June 3, 2002. All share and per share information contained in the consolidated financial statements and notes thereto has been adjusted to give effect to this stock split.

Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock-based compensation - At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, to stock-based employee compensation is provided in Note 11.

Segment Disclosures - SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment—community banking—SFAS 131 does not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for the Company in 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

lives are no longer amortized but subjected to annual impairment tests in accordance with the statements. Other intangible assets such as core deposit intangibles continue to be amortized over their useful lives.

Goodwill amortization was not material to the years ended December 31, 2000 and 2001. During 2002 the Company performed the first step of the required impairment tests of goodwill as of January 1, 2002. The results of this transitional impairment test indicated that the Company's goodwill was not impaired as of January 1, 2002. The Company also performed the first of its annual impairment tests of goodwill as of October 1, 2002 which also indicated no impairment of its goodwill.

Reclassifications - Certain reclassifications of 2001 and 2000 amounts have been made to conform with the 2002 financial statements presentation.

2. Investment Securities

The following is a summary of the amortized cost and estimated market values of investment securities:

	December 31, 2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Securities - available for sale:				
Securities of United States government and agencies	$ 41,309	$ 190	$ -	$ 41,499
Mortgage-backed securities	155,325	1,385	-	156,710
State and political subdivisions	19,322	243	(47)	19,518
Other securities	5,239	-	(1)	5,238
Total securities - available for sale	$221,195	$1,818	$ (48)	$222,965
Securities - held to maturity:				
Securities of United States government and agencies	$ -	$ -	$ -	$ -
State and political subdivisions	1,974	25	-	1,999
Other securities	7,229	83	-	7,312
Total securities - held to maturity	$ 9,203	$ 108	$ -	$ 9,311

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Securities - available for sale:				
Securities of United States government and agencies	$ 69,912	$ 429	$ (164)	$ 70,177
Mortgage-backed securities	91,726	138	(630)	91,234
State and political subdivisions	17,121	81	(662)	16,540
Other securities	4,753	-	-	4,753
Total securities - available for sale	$183,512	$ 648	$ (1,456)	$182,704
Securities - held to maturity:				
Securities of United States government and agencies	$ -	$ -	$ -	$ -
State and political subdivisions	1,580	32	-	1,612
Other securities	2,883	6	-	2,889
Total securities - held to maturity	$ 4,463	$ 38	$ -	$ 4,501

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

A maturity distribution of available-for-sale and held-to-maturity investment securities reflected at amortized cost and estimated market value as of December 31, 2002 is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 156,459	$ 156,499	$ 111	$ 111
Due after one year to five years	26,174	27,737	694	708
Due after five years to ten years	19,735	19,841	1,169	1,180
Due after ten years	18,827	18,888	7,229	7,312
Totals	$ 221,195	$ 222,965	$ 9,203	$ 9,311

For purposes of this maturity distribution all securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

During the year ended December 31, 2002 investment securities available-for-sale with a fair value at the date of sale of $9,472 were sold. In the year ended December 31, 2001 investment securities available-for-sale with a fair value of $35,153 were sold. In the year ended December 31, 2000 no securities were sold. The gross realized gains on such sales in 2002 and 2001 totaled $6 and $273, respectively. The gross realized losses totaled $223 in 2002 and $83 in 2001.

No trading account securities were held at December 31, 2002. The Company maintained a trading account of up to $200 during part of 2001. The Company had no trading securities during 2002 or 2000. The gross realized gains on trading securities in 2001 totaled $3 and gross realized losses totaled $40.

Assets, principally investment securities, having a carrying value of approximately $201,034 and $173,684 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans

The following is a summary of the loan portfolio by principal categories:

	December 31,	
	2002	2001
Real Estate:		
Residential 1-4 family	$183,687	$167,559
Non-farm/non-residential	212,481	180,257
Agricultural	57,525	45,303
Construction/land development	65,474	51,140
Multifamily residential	28,555	20,850
Consumer	54,097	55,805
Commercial and industrial	95,951	78,324
Agricultural (non-real estate)	15,388	12,866
Other	4,737	3,972
Total loans	$717,895	$616,076

These loan categories are presented net of unearned income, unearned purchase discounts and deferred costs totaling $652 and $750 at December 31, 2002 and 2001, respectively. Loans on which the accrual of interest has been discontinued aggregated $2,194 and $1,806 at December 31, 2002 and 2001, respectively. Interest income recorded during 2002 and 2001 for non-accrual loans at December 31, 2002 and 2001 was $79 and $117, respectively. Under the original terms, these loans would have reported approximately $211 and $175 of interest income during 2002 and 2001, respectively. The Company did not segregate income recognized on a cash basis in its financial records in 2000, and thus, such disclosure is not practical.

Mortgage loans held for resale of $13,794 and $14,140 at December 31, 2002 and 2001, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $2,923, $1,920 and $849 during 2002, 2001 and 2000, respectively.

4. Allowance for Loan Losses

The following is a summary of activity within the allowance for loan losses:

	Year Ended December 31,		
	2002	2001	2000
Balance - beginning of year	$ 8,712	$6,606	$6,072
Loans charged-off	(1,673)	(1,420)	(1,998)
Recoveries on loans previously charged-off	237	125	207
Net charge-offs	(1,436)	(1,295)	(1,791)
Provision charged to operating expense	3,660	3,401	2,325
Balance - end of year	$10,936	$8,712	$6,606

Impairment of loans having carrying values of $2,194 and $1,806 (all of which were on a non-accrual basis) at December 31, 2002 and 2001, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The total allowance for credit losses related to these loans was $388 and $323 at December 31, 2002 and 2001, respectively. The average carrying value of impaired loans was $2,155, $1,659 and $2,748, for the years ended December 31, 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Real estate securing loans having a carrying value of $1,222 and $1,336 were transferred to foreclosed assets held for sale in 2002 and 2001, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31, 2002	December 31, 2001
Land	$12,111	$ 8,088
Construction in process	478	496
Buildings and improvements	23,877	21,696
Leasehold improvements	2,479	2,660
Equipment	9,290	7,910
	48,235	40,850
Accumulated depreciation	(9,185)	(7,727)
Premises and equipment, net	$39,050	$33,123

The Company capitalized $47, $53 and $52 of interest on construction projects during the years ended December 31, 2002, 2001 and 2000, respectively. Included in occupancy expense is rent of approximately $253, $162 and $123 incurred under noncancelable operating leases in 2002, 2001 and 2000, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2002 are $144 in 2003, $121 in 2004, $120 in 2005, $96 in 2006, $70 in 2007 and $685 thereafter.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100 was $215,971 and $190,615 at December 31, 2002 and 2001, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31, 2002	December 31, 2001
Up to one year	$362,098	$352,098
One year to two years	26,050	8,003
Two years to three years	1,751	2,148
Three years to four years	780	578
Four years to five years	787	334
Thereafter	232	739
Total time deposits	$391,698	$363,900

7. Borrowings

Short-term borrowings with maturities less than one year include FHLB advances, Federal Reserve Bank borrowings, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

	2002	2001
Average annual balance	$15,132	$14,299
December 31 balance	38,150	18,247
Maximum month-end balance during year	41,138	40,793
Interest rate:		
Weighted average - year	1.74%	3.54%
Weighted average - December 31	1.23	1.74

The following is a summary of long term borrowings:

	December 31, 2002	December 31, 2001
FHLB advances with original maturities exceeding one year. Interest rates range from 1.76% to 6.43% at December 31, 2002. At December 31, 2002, the Company's bank subsidiary had remaining $69,302 of unused blanket FHLB borrowing availability. The FHLB maintains as collateral a blanket lien on a portion of the Company's real estate loans.	$ 91,186	$81,383
Other	30	60
Total long time borrowings	$91,216	$81,443

Maturities of long term borrowings at December 31, 2002 are as follows: 2003 — $23,228; 2004 — $7,198; 2005 — $198; 2006 — $197; 2007 — $197; 2008 — $198; and 2010 — $60,000. FHLB advances of $60,000 maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

8. Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures

On June 18, 1999 Ozark Capital Trust ("Ozark Capital"), a Delaware business trust wholly owned by Bank of the Ozarks, Inc., sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 9% subordinated debentures of Bank of the Ozarks, Inc. Bank of the Ozarks, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Ozark Capital on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." The sole asset of Ozark Capital is the subordinated debentures issued by Bank of the Ozarks, Inc. Both the preferred securities of Ozark Capital and the subordinated debentures of Bank of the Ozarks, Inc. will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$7,956	$4,520	$1,884
State	1,425	130	-
Total current	9,381	4,650	1,884
Deferred:			
Federal	(694)	(515)	405
State	(142)	(54)	-
Total deferred	(836)	(569)	405
Provision for income taxes	$8,545	$4,081	$2,289

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	34.0%
State income taxes, net of federal benefit	3.6	0.9	-
Effect of non-taxable interest income	(1.1)	(3.6)	(7.1)
Refund of prior years state income tax	-	(0.7)	-
Effect of graduated rate differential	-	(0.9)	-
Other	(0.3)	0.6	0.6
Effective income tax rate	37.2%	31.3%	27.5%

In 2001 the Company recorded a tax refund of a state income tax assessment the Company had paid and expensed in 1997. This settlement resulted in a refund of $147 of tax and $123 of interest in 2001. These amounts were recorded as a credit to tax expense and other income, respectively, for 2001.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$4,187	$3,207
Valuation of foreclosed assets	30	34
Unrealized depreciation on securities available for sale	-	309
Gross deferred tax assets	4,217	3,550
Deferred tax liabilities:		
Accelerated depreciation on premises and equipment	1,909	1,635
Unrealized appreciation on securities available for sale	709	-
Other	397	531
Gross deferred tax liabilities	3,015	2,166
Net deferred tax assets included in other assets	$1,202	$1,384

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

10. Employee Benefit Plans

The Company maintains a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2002, 2001 and 2000 of $206, $157 and $160, respectively.

11. Stock Options

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 770,000 split adjusted shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

The following table summarizes stock option activity for the years indicated.

	Year ended December 31,					
	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	658,300	$ 8.67	615,550	$8.54	508,200	$9.86
Granted	50,300	22.82	76,900	9.78	211,300	6.13
Exercised	(188,800)	9.47	(5,000)	8.12	-	
Canceled	(7,800)	8.62	(29,150)	9.16	(103,950)	10.08
Outstanding - end of year	512,000	$ 9.76	658,300	$8.67	615,550	$8.54
Exercisable at end of year	233,019	$10.11	259,000	$9.86	289,650	$9.34

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Exercise prices for options outstanding as of December 31, 2002 ranged from $5.93 to $25.57. The weighted-average fair value of options granted during 2002, 2001 and 2000 was $6.56, $2.74 and $2.11, respectively. The weighted-average remaining contractual life of the options issued in 2002 is 7.5 years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	3.60%	4.13%	5.71%
Dividend yield	1.55	2.38	2.77
Expected dividend yield increase	11.00	9.00	9.00
Expected stock volatility	34.12	33.13	38.88
Weighted average expected life	5 years	5 years	5 years

For purposes of pro forma disclosures as required by SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	$14,406	$8,959	$6,040
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(236)	(285)	(243)
Pro forma net income	$14,170	$8,674	$5,797
Earnings per share:			
Basic - as reported	$ 1.88	$ 1.18	$ 0.80
Basic - pro forma	1.85	1.15	0.77
Diluted - as reported	$ 1.84	$ 1.17	$ 0.80
Diluted - pro forma	1.81	1.14	0.77

The following table is a summary of currently outstanding and exercisable options at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 5.93 - 9.59	344,700	4.0	$ 7.15	166,400	$ 8.47
10.28-13.88	105,400	4.6	11.27	38,619	12.22
17.06-25.57	61,900	7.2	21.69	28,000	16.99
	512,000			233,019	

12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit of approximately $100,558 and $70,798 at December 31, 2002 and 2001, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2002 and 2001 is $3,115 and $3,662, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2002 was $1,177.

The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

13. Related Party Transactions

The Company has entered into transactions with its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2002 and 2001 was $18,594 and $14,587, respectively. New loans and advances on prior commitments made to such related parties were $11,115, $14,186 and $13,955 for the years ended December 31, 2002, 2001 and 2000, respectively. Repayments of loans made by such related parties were $7,108, $7,660 and $13,407 for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002, 2001 and 2000 the Company incurred costs in connection with construction of ten banking buildings or facilities. The majority owner of the contractor on three of these construction projects and certain renovation type contracts is a member of the Company's Board of Directors. Total payments to the contractor for these projects during the years ended December 31, 2002, 2001 and 2000 were approximately $362, $545 and $708, respectively.

14. Regulatory Matters

Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk weighted assets.

The Company's regulatory capital positions were as follows.

	December 31, 2002		December 31, 2001	
	Computed Capital	Computed Percent	Computed Capital	Computed Percent
Bank of the Ozarks, Inc. (consolidated):				
Total risk-based capital	$95,891	12.68%	$79,389	12.67%
Tier 1 risk-based capital	86,422	11.43	71,543	11.41
Leverage ratio	-	8.64	-	8.51
Bank of the Ozarks:				
Total risk-based capital	$94,166	12.46%	$77,479	12.38%
Tier 1 risk-based capital	84,699	11.21	69,645	11.13
Leverage ratio	-	8.47	-	8.29

As of December 31, 2002 and 2001, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

At December 31, 2002, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2002, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. $15,552 was available at December 31, 2002, for payments of dividends by the bank without the approval of regulatory authorities.

Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans is limited to 10% of the bank's total risk-based capital or approximately $9,417.

The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2002 and 2001, these required balances aggregated $2,428 and $958, respectively.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank owned life insurance - The carrying amount is its cash surrender value, which approximates its fair value.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Accrued interest - The carrying amount of accrued interest receivable and payable approximates its fair value.

Off-balance sheet instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Commitments to extend credit and standby letters of credit - The fair value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 25,182	$ 25,182	$ 31,332	$ 31,332
Available-for-sale securities	222,965	222,965	182,704	182,704
Held-to-maturity securities	9,203	9,311	4,463	4,501
Loans, net of allowance for loan losses	706,959	711,687	607,364	618,374
Accrued interest receivable	6,029	6,029	5,821	5,821
Bank owned life insurance	20,236	20,236	-	-
Financial liabilities:				
Demand, NOW and savings account deposits	$398,475	$398,475	$313,843	$313,843
Time deposits	391,698	392,960	363,900	365,753
Repurchase agreements with customers	20,739	20,739	16,213	16,225
Other borrowings	129,366	136,425	99,690	102,011
Accrued interest and other liabilities	5,407	5,407	3,866	3,866
Off-balance sheet items:				
Standby letters of credit	$ -	$ 3,115	$ -	$ 3,662
Commitments to extend credit	-	100,558	-	70,798

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,		
	2002	2001	2000
Cash paid during the period for:			
Interest	$19,828	$31,096	$36,909
Income taxes	8,002	4,205	1,927
Supplemental schedule of non-cash investing and financing activities:			
Transfer of loans to foreclosed assets held for sale	1,222	1,336	2,641
Loans advanced for sales of foreclosed assets	1,395	1,215	441
Decrease in unrealized loss or increase in unrealized gain in available for sale securities	2,578	1,623	(36)

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,		
	2002	2001	2000
Telephone and data lines	$ 742	$ 728	$ 714
Operating supplies	713	543	487
Advertising and public relations	877	583	551
Other	4,693	3,527	3,374
Total other operating expenses	$7,025	$5,381	$5,126

18. Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per share ("EPS"). All share and per share data reflect the effect of the Company's 2-for-1 stock split on June 17, 2002.

	Year Ended December 31,		
	2002	2001	2000
Numerator:			
Net income	$14,406	$8,959	$6,040
Denominator:			
Denominator for basic EPS weighted average shares	7,646	7,562	7,560
Effect of dilutive securities:			
Stock options	198	69	5
Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	7,844	7,631	7,565
Basic EPS	$ 1.88	$ 1.18	$ 0.80
Diluted EPS	$ 1.84	$ 1.17	$ 0.80

Options to purchase 34,000 shares of common stock at a price of $25.57 per share were outstanding during 2002 and options to purchase 101,000 and 211,000 shares of common stock at prices ranging from $10.94 to $17.06 were outstanding in 2001 and 2000 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

Condensed Balance Sheets

	December 31,	
	2002	2001
Assets		
Cash	$ 1,747	$ 817
Investment in subsidiaries	87,885	71,410
Premises and equipment, net	-	3
Excess cost over fair value of net assets acquired, at amortized cost	1,092	1,092
Debt issuance cost, net	903	936
Other	12	183
Total assets	$91,639	$74,441
Liabilities and Stockholders' Equity		
Accounts payable	$ 37	$ 40
Tax settlement payable	900	-
Subordinated debentures	17,784	17,784
Total liabilities	18,721	17,824
Stockholders' equity		
Common stock	78	38
Additional paid-in capital	17,010	14,360
Retained earnings	54,755	42,718
Accumulated other comprehensive income (loss)	1,075	(499)
Total stockholders' equity	72,918	56,617
Total liabilities and stockholders' equity	$91,639	$74,441

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

Condensed Statements of Income

	Year Ended December 31,		
	2002	2001	2000
Income			
Dividends from subsidiaries	$ 848	$3,048	$2,748
Other	-	88	29
Total income	848	3,136	2,777
Expenses			
Interest	1,635	1,635	1,636
Other operating expenses	615	486	477
Total expenses	2,250	2,121	2,113
Income (loss) before income tax benefit and equity in undistributed earnings of subsidiaries	(1,402)	1,015	664
Income tax benefit	906	843	672
Equity in undistributed earnings of subsidiary	14,902	7,101	4,704
Net income	$14,406	$8,959	$6,040

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income	$14,406	$8,959	$6,040
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3	3	8
Amortization	34	90	90
Equity in undistributed earnings of subsidiaries	(14,902)	(7,101)	(4,704)
Changes in assets and liabilities:			
Accounts payable	(3)	(3)	(4)
Tax settlement payable	900	-	-
Decrease in taxes payable attributable to stock option exercise gains	901	-	-
Other, net	172	(158)	188
Net cash provided by operating activities	1,511	1,790	1,618
Cash flows from investing activities	-	-	-
Cash flows from financing activities			
Issue common stock	1,788	46	-
Payments of notes payable	-	-	(24)
Dividends paid	(2,369)	(1,739)	(1,587)
Net cash used in financing activities	(581)	(1,693)	(1,611)
Net increase in cash and cash equivalents	930	97	7
Cash - beginning of year	817	720	713
Cash - end of year	$ 1,747	$ 817	$ 720


BANK of the OZARKS, Inc.
Banking Offices

Alma
611 Highway 71 North
Alma, Arkansas 72921
(479) 632-8080

Altus
1612 Franklin
Altus, Arkansas 72821
(479) 468-2191

Bellefonte
3334 Highway 65 South
Harrison, Arkansas 72601
(870) 743-4400

Bryant - Wal-Mart Supercenter
400 Bryant Avenue
Bryant, Arkansas 72022
(501) 653-4100

Bryant - Highway 5
5910 Highway 5 North
Bryant, Arkansas 72022
Opening Spring 2003

Cabot
615 West Main
Cabot, Arkansas 72023
Opening 2003

Clarksville - Main
1010 West Main
Clarksville, Arkansas 72830
(479) 754-8282

Clarksville - Rogers
1144 Rogers Avenue
Clarksville, Arkansas 72830
(479) 754-8008

Clinton
Highway 65 South
Clinton, Arkansas 72031
(501) 745-7474

Conway - Downtown
803 Harkrider, Suite 6
Conway, Arkansas 72032
(501) 932-3000

Conway - North
1745 Old Morrilton Hwy.
Conway, Arkansas 72032
(501) 932-3020

Conway - Salem & Prince
2885 Prince Street
Conway, Arkansas 72032
Opening Spring 2003

Fort Smith - Rogers
5401 Rogers Avenue
Fort Smith, Arkansas 72903
(479) 478-4300

Fort Smith - Zero Street
2520 Zero Street
Fort Smith, Arkansas 72908
(479) 424-1299

Fort Smith - Phoenix
Phoenix Avenue
Fort Smith, Arkansas 72908
Opening Second Half 2003

Harrison - North
725 Highway 62 & 65 North
Harrison, Arkansas 72601
(870) 741-3178

Harrison - Downtown
315 North Walnut
Harrison, Arkansas 72601
(870) 391-8400

Hot Springs Village
Cranford's/East Gate Center
25255 Highway 5
Hot Springs Village, Arkansas 72807
(501) 922-6400

Jasper
Stone & Church Streets
Jasper, Arkansas 72641
(870) 446-2265

Little Rock - Cantrell
7500 Cantrell Road
Little Rock, Arkansas 72207
(501) 978-3000

Little Rock - Cantrell & Taylor Loop
14825 Cantrell Road
Little Rock, Arkansas 72212
Opening Second Quarter 2003

Little Rock - Cantrell West
11300 Cantrell Road, Suite 100
Little Rock, Arkansas 72212
(501) 978-3525

Little Rock - Chenal
12615 Chenal Parkway
Little Rock, Arkansas 72211
(501) 978-2265

Little Rock - Chester
109 North Chester Street
Little Rock, Arkansas 72201
(501) 378-7600

Little Rock - Otter Creek
13415 Otter Creek Parkway
Little Rock, Arkansas 72210
(501) 978-3545

Little Rock - Rodney Parham
11102 Rodney Parham Road
Little Rock, Arkansas 72212
(501) 978-2525

Lonoke
303 East Front Street
Lonoke, Arkansas 72086
(501) 676-3233

Marshall
U. S. Highway 65 & Duvall Street
Marshall, Arkansas 72650
(870) 448-5228

Maumelle
120 Audubon
Maumelle, Arkansas 72113
(501) 851-9991

Mulberry
115 Mulberry, Highway 64 West
Mulberry, Arkansas 72947
(479) 997-1515

North Little Rock - Indian Hills
6929 John F. Kennedy Blvd.
North Little Rock, Arkansas 72116
(501) 834-9494

North Little Rock - North Hills
4846 North Hills Blvd.
North Little Rock, Arkansas 72116
(501) 978-3500

Ozark - Main
6th & Commercial
Ozark, Arkansas 72949
(479) 667-2181

Ozark - Westside
2011 West Commercial
Ozark, Arkansas 72949
(479) 667-3358

Paris
1405 East Walnut
Paris, Arkansas 72855
(479) 963-1100

Russellville
3110 West Main
Russellville, Arkansas 72801
Opening 2003

Van Buren
515 Pointer Trail East
Van Buren, Arkansas 72956
(479) 474-8282

Western Grove
Highways 123 & 65
Western Grove, Arkansas 72685
(870) 429-5228

Yellville
104 W. Old Main Street
Yellville, Arkansas 72687
(870) 449-2265

Loan Production Offices

Charlotte, North Carolina
10800 Sikes Place, Suite 340
Charlotte, North Carolina 28277
(704) 841-2779

Frisco, Texas
8300 Gaylord Parkway, Suite 18
Frisco, Texas 75034
(214) 618-4210



BOARD MEMBERS: *left to right: Henry Mariani, Porter Hillard, Robert East, Kennith Smith, Linda Gleason, George Gleason, Jerry Davis, Mark Ross, R.L. Qualls, Jean Arehart, Steven Arnold.*

BANK of the OZARKS® Inc.

Board of Directors

Jean Arehart
President - Mortgage Division
Bank of the Ozarks
Little Rock, Arkansas

Steven Arnold
Senior Pastor
St. Mark Baptist Church
Little Rock, Arkansas

Jerry Davis
Chairman, President and
Chief Executive Officer
Affiliated Foods Southwest
Little Rock, Arkansas

Robert East
Chairman and
Chief Executive Officer
East-Harding, Inc.
Little Rock, Arkansas

George Gleason
Chairman and
Chief Executive Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Linda Gleason
Retired Banker
Little Rock, Arkansas

Porter Hillard
Retired
Agri-business Operator
Ozark, Arkansas

Henry Mariani
Owner, Chairman and
Chief Executive Officer
NLC Products, Inc.
Little Rock, Arkansas

R.L. Qualls
Retired President and
Chief Executive Officer
Baldor Electric Company
Little Rock, Arkansas

Mark Ross
Vice Chairman, President
and Chief Operating Officer
Bank of the Ozarks, Inc.
Little Rock, Arkansas

Kennith Smith
Retired
Lumber Company
President
Ozark, Arkansas

Executive Officers

George Gleason
Chairman and
Chief Executive Officer

Mark Ross
Vice Chairman, President
and Chief Operating Officer

Paul Moore
Chief Financial Officer

Jean Arehart
President - Mortgage Division

Danny Criner
President - Northern Division

C.E. Dougan
President - Western Division

Gene Jennings
President - Trust Division

Darrel Russell
President - Central Division

John Stanton
President - Conway Division

Dan Rolett
Executive Vice President



BANK of the OZARKS®, Inc.

Little Rock, Arkansas
(501) 978-2265, Fax (501) 978-2224
NASDAQ: OZRK
www.bankozarks.com

For additional information or a copy of the Company's Form 10-K filed with the Securities and Exchange Commission contact:

Investor Relations
Bank of the Ozarks, Inc.
P.O. Box 8811
Little Rock, AR 72231-8811

Independent Auditors:

Ernst & Young LLP
Certified Public Accountants
425 W. Capitol, Suite 3600
Little Rock, AR 72201

Transfer Agent:

Bank of the Ozarks
Trust Division
P.O. Box 8811
Little Rock, AR 72231-8811

All scenic photographs from Bank of the Ozarks' trade area.